Exhibit 12

              AMERICAN GENERAL CORPORATION
     Computation of Ratio of Earnings to Fixed Charges and
          Ratio of Earnings to Combined Fixed Charges
                 and Preferred Stock Dividends
                          (Unaudited)
                        ($ in millions)


                                                       Six Months Ended
                                                           June 30,
                                                        2000      1999
Consolidated operations:
  Income before income tax expense and net dividends
    on preferred securities of subsidiaries ..........$  642    $  961
  Fixed charges deducted from income
    Interest expense .................................   443       371
    Implicit interest in rents .......................    12        12

      Total fixed charges deducted from income .......   455       383

        Earnings available for fixed charges..........$1,097    $1,344

  Fixed charges per above ............................$  455     $ 383
  Dividends on preferred stock and securities ........    79        73

    Combined fixed charges and preferred
      stock dividends ................................$  534    $  456

    Ratio of earnings to fixed charges ..........       2.41      3.51

    Ratio of earnings to combined fixed charges
             and preferred stock dividends ...........  2.05      2.95

Consolidated operations, corporate fixed charges
  and preferred stock dividends only:
    Income before income tax expense and net dividends
      on preferred securities of subsidiaries ........$  642    $  961
    Corporate fixed charges deducted from income -
      corporate interest expense .....................   124       111

        Earnings available for fixed charges .........$  766    $1,072

    Corporate fixed charges per above ................$  124    $  111
    Dividends on preferred stock and securities ......    79        73

      Combined corporate fixed charges and
        preferred stock dividends ....................$  203    $  184

           Ratio of earnings to corporate fixed
             charges .................................  6.17      9.66

           Ratio of earnings to combined corporate
             fixed charges and preferred
             stock dividends .........................  3.77      5.82













                                                      Exhibit 12
                                                     (continued)

                  AMERICAN GENERAL CORPORATION
     Computation of Ratio of Earnings to Fixed Charges and
          Ratio of Earnings to Combined Fixed Charges
                 and Preferred Stock Dividends
                          (Unaudited)
                        ($ in millions)

                                                       Six Months Ended
                                                           June 30,
                                                        2000      1999
American General Finance, Inc.:
  Income before income tax expense ................... $ 137     $ 166
  Fixed charges deducted from income
    Interest expense .................................   333       276
    Implicit interest in rents .......................     8         7

      Total fixed charges deducted from income .......   341       283

        Earnings available for fixed charges ......... $ 478     $ 449

            Ratio of earnings to fixed charges .......  1.40      1.59